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                                                               EXHIBIT 99(a)(11)




NEWS RELEASE
C-99035



Media Contact:
Kim Quirk      972-480-6878




                  TEXAS INSTRUMENTS EXTENDS CASH TENDER OFFER
                   FOR SHARES OF INTEGRATED SENSOR SOLUTIONS


     Dallas (July 6, 1999) - Texas Instruments (NYSE:TXN) today announced that TI and its wholly-owned subsidiary, Sensor Acquisition Corporation, have extended their tender offer for all of the issued and outstanding shares of common stock of Integrated Sensor Solutions, Inc. (NASDAQ:ISNR) at a price of $8.05 per share, net to the seller in cash, until midnight, EDT, on Friday, July 16, 1999. The tender offer was previously scheduled to expire at midnight, EDT, on Friday, July 2, 1999.


     Consummation of the offer is subject to satisfaction or waiver of various conditions specified in the offer to purchase, including receipt of requisite approvals under the German Cartel Act. German antitrust authorities have not yet completed their review of the proposed transaction.


     TI has been advised by the depositary for the tender offer that as of the close of business on July 2, 1999, 7,583,022 shares of Integrated Sensor Solutions common stock, or approximately 98.3 percent of the issued and outstanding shares, were validly tendered and not withdrawn in the tender offer.



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NOTE TO EDITORS: Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, TI's businesses also include materials and controls, educational and productivity solutions, and digital imaging. TI has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com.